April 3, 2006

Via Facsimile (803) 765-1243 and U.S. Mail

George S. King, Jr., Esq.
Haynsworth Sinkler Boyd, P.A.
1201 Main Street, 22nd Floor
Columbia, SC  29201

RE:	CNB Corporation
Soliciting Materials filed pursuant to Rule 14a-12
Filed March 20, 2006 by H. Buck Cutts, Paul R. Dusenbery, et. al.
      File No. 000-24523

Preliminary Proxy Statement
Filed March 27, 2005
      File No. 000-24523

Dear Mr. King:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Soliciting Materials
1. We note this filing made by five of your ten directors, including two persons who are also your President and Executive Vice President.
We also note that the majority of the disclosure addresses actions taken by the company to improve its results and governance with the participation of the filing individuals in their capacity as directors and officers of your company. Please tell us why this filing has not been made on behalf of the company.

Preliminary Proxy Statement
2. Given that Mr. Jennings Duncan and Mr. Willis Duncan have indicated to you their intention to solicit proxies for the election of their nominees at the upcoming annual meeting your filing should have been tagged, for Edgar purposes, as PREC14A, not PRE14A. Please fax a request for this header identification tag to be corrected to the attention of Sylvia Pilkerton in the Office of Edgar and Information Analysis at (202) 772-9216.

Cover Page
3. We note that proxies may be solicited "in person or by mail, telephone or other electronic means." Revise to describe all methods that you plan to employ in order to solicit proxies. We also remind you to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, under the cover of Schedule 14A. Refer to Rule
14a-6(b) and (c). In addition, please advise us whether proxies will be solicited via the Internet, such as Internet chat rooms or postings on web sites.
4. We note you may solicit security holders through proxy solicitors and other representatives. Please provide the disclosure required by
Item 4(b)(3) of Schedule 14A.
5. Please confirm that none of the participants in your proxy solicitation have acquired or sold any of your securities within the past two years. If they have conducted any such transactions, please disclose as required by Item 5(b)(1)(vi) of Schedule 14A.
6. Please provide the disclosure required by Item 5(b)(1)(xii) of
Schedule 14A.
7. We note that you intend to include the amount of costs in excess of the company`s normal proxy solicitation costs. Please expand to include the amount of the total costs and not just the amount in excess of normal costs. See Item 4(b)(4) of Schedule 14A.

Security Ownership of Certain Beneficial Owners, page 4
8. Please disclose the beneficial owner of the shares held of record by the CNB Corporation Profit Sharing and Savings Plan. Refer to
Rule 13d-3.

Election of Directors, page 6
9. Please disclose whether your nominees have consented to be named in the proxy statement. Refer to Rule 14a-4(d).
10. With respect to the disclosure referring to Mr. Jennings Duncan and Willis Duncan in the first paragraph of page 7, please clarify that those persons have also stated their intent to solicit proxies for the election of their nominees.
11. We note that Mr. Lovelace is a member of your compensation committee and your governance committee. We also note that Mr. Lovelace is not included as either a nominee or a continuing director. Please revise your disclosure to explain this apparent discrepancy.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions
??

??

??

??

George S. King, Jr., Esq.
Haynsworth Sinkler Boyd, P.A.
April 3, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE